Exhibit 99.93

Press Release

for immediate release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

PROMETIC ANNOUNCES COMPLETION OF EQUITY RIGHTS OFFERING

•	Full allocation of exercised rights

•	Gross proceeds raised of C$38 million (or US$ 28.4 million)

LAVAL, CANADA, ROCKVILLE, USA and CAMBRIDGE, UK – June 17, 2019 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) is pleased to confirm the completion of its previously announced equity rights offering, raising aggregate gross proceeds of C$37,998,000 (or the equivalent of US$ 28,357,000) (the “Rights Offering”). Following the Rights Offering, 23,218,813,405 common shares of the Corporation are issued and outstanding.

“We appreciate the financial support of our shareholders, including many of our employees, as we continue to strengthen our financial position to enable an expansion of our R&D efforts,” stated Kenneth Galbraith, Chief Executive Officer of Prometic. “We look forward to reporting further progress on our R&D and business activities to our shareholders in the months ahead, including the completion of the filing of our registration statement to list our common shares for trading on NASDAQ.”

Together with the prior equity transaction completed in April 2019 with the participation of Structured Alpha LP and Consonance Capital Management, the Company has now raised new equity under the restructuring transaction resulting in combined gross proceeds of approximately C$ 112.5 million (or the equivalent of US$ 85 million) to fund the Corporation’s ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. More specifically, Prometic will use the gross proceeds of the Rights Offering to finance ongoing operations which include the plasma-derived therapeutics segment, small molecule therapeutics segment and corporate functions. Considering Prometic has significant short-term liquidity requirements, it intends to spend the available funds as stated and may reallocate funds only for sound business reasons. Further information is available under the section “How will we use the available funds?” of the Rights Offering Circular dated May 24, 2019.

Pursuant to the Rights Offering, an aggregate of 2,498,207,953 common shares were issued out of a maximum offering of 4,931,554,664 common shares. Structured Alpha LP, the Corporation’s control person, as well as existing shareholder, Consonance Capital Management, did not exercise any of their rights under the Rights Offering, and therefore all rights exercised were fully allocated. No common shares were issued under any stand-by commitment. Prometic has not retained any dealers to organize or participate in the solicitation of the exercise of rights under the Rights Offering and it does not intend to pay any fees or commissions relating to the solicitation of the exercise of rights in connection with the Rights Offering.

Forward-Looking Statements

Certain information provided in this news release constitutes forward-looking statements, including the intention of the Corporation to complete the Rights Offering, the amount of proceeds from the Rights Offering and the use of such proceeds. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Prometic believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. You can find a discussion of such risks and uncertainties in our Rights Offering Circular, Annual Information Form and other securities filings. While the Corporation makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Corporation will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Prometic or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Corporation does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Prometic

Prometic (www.prometic.com) is an innovative biopharmaceutical corporation with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, including rare diseases. Prometic’s differentiated research involves the study of two G-protein-coupled-receptors, GPR40 and GPR84. These drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome in 2019. A second drug candidate, PBI-4547, is expected to enter Phase 1 clinical studies in 2019. Prometic also has leveraged its experience in bioseparation technologies to isolate and purify biopharmaceuticals from human plasma. The lead plasma-derived therapeutic product is RyplazimTM (plasminogen) which the Company expects to file a BLA with the US FDA in 2019 seeking approval to treat patients with congenital plasminogen deficiency. The Corporation also operates a contract development and manufacturing operation in the United Kingdom, deriving revenue through sales of affinity chromatography media.

Prometic has active business operations in Canada, the United States, the Isle of Man and the United Kingdom.

Note: Amounts shown in US$ were calculated using a currency rate of 1.34 for the Canadian dollar equivalent on June 14, 2019.

For further information please contact:

Corporate Contacts:

Bruce Pritchard

b.pritchard@prometic.com

450-781-0115

Patrick Sartore

p.sartore@prometic.com

450-781-0115